CM


02003767

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16391

3/5/02 FV


RECEIVED
MAR 01 2002
PROCESSING
D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peter J. Marcus

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 John Street
(No. and Street)

Southport, CT 06490
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisman, Zucker, Klein + Ruttenberg, LLP
(Name — *if individual, state last, first, middle name*)

120 Bloomingdale Road, Suite 420, White Plains, NY 10605
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02
S.S.

OATH OR AFFIRMATION

I, Peter J. Marcus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peter J. Marcus, as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

—

State of Connecticut
County of Fairfield
Subscribed and sworn to before me,
this 28th day of February, 2002.

Peter J. Marcus
Signature

Sole Proprietor
Title

Tina M. Martin
Notary Public
TINA M. MARTIN
NOTARY PUBLIC
My Commission Expires Oct 31, 2005

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



EISMAN, ZUCKER, KLEIN & RUTTENBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS
120 BLOOMINGDALE ROAD - SUITE 402
WHITE PLAINS, NEW YORK 10605
TEL: 914 428 7733 FAX: 914 428 7903

February 21, 2002

Mr. Peter J. Marcus
107 John Street
Southport, CT 06490

Dear Mr. Marcus:

We have examined the accompanying report of financial condition (cash basis) of Peter J. Marcus, a Proprietorship, at December 31, 2001. Our examination was made in accordance with generally accepted auditing standards and accordingly included such tests of the accounting records and such other auditing procedures, as we considered necessary in the circumstances.

Our examination included the following procedures:

1. Verifications were obtained with respect to bank balances and cash accounts were reconciled.

2. A detailed review of the accounting systems, the system of internal accounting control and the procedures and system for safeguarding securities was performed, and no inadequacies were found to exist.

3. Written verification was obtained from you as to the absence of unrecorded assets and liabilities.

4. We have ascertained that the conditions of your exemption from Rule 15c3-3 section (K)(2)(ii) have been complied with during the period of our examination and on the examination date.

5. No procedures deemed necessary by us for the conduct of this examination were omitted.

6. No material differences exist, between the accompanying report as of December 31, 2001, and the most recently filed unaudited quarterly report for the three months ended December 31, 2001.

In our opinion, the accompanying report of financial condition (cash basis) presents fairly the financial condition of Peter J. Marcus, A Proprietorship, at December 31, 2001, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year.

Eisman, Zucker, Klein & Ruttenberg, LLP

Eisman, Zucker, Klein & Ruttenberg, LLP

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Peter J. Marcus | N 2 | | 100

STATEMENT OF FINANCIAL CONDITION

As of (MM/DD/YY) 12/31/01 [99]
SEC FILE NO. 8-16391 [98]

Consolidated [198]
Unconsolidated [199]

ASSETS

	Allowable		Nonallowable		Total	
1. Cash	$ 48,249.	200			$ 48,249.	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other Clearance Account	25,000.	~~300~~ 295	$	550	25,000.	810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Canadian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Peter J. Marcus as of 12/31/01

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable	Nonallowable	Total
E. Stocks and warrants		$ [410]		
F. Options		[420]		
G. Arbitrage		[422]		
H. Other securities		[424]		
I. Spot commodities		[430]		$ [850]
8. Securities owned not readily marketable:				
A. At Cost	$ [130]			
B. At estimated fair value		[440]	$ [610]	[860]
9. Other investments not readily marketable:				
A. At Cost	$ [140]			
B. At estimated fair value		[450]	[620]	[870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:				
A. Exempted securities	$ [150]			
B. Other	$ [160]	[460]	[630]	[880]
11. Secured demand notes-market value of collateral:				
A. Exempted securities	$ [170]			
B. Other	$ [180]	[470]	[640]	[890]
12. Memberships in exchanges:				
A. Owned, at market value	$ [190]			
B. Owned at cost			[650]	
C. Contributed for use of company, at market value			[660]	[900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[480]	[670]	[910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)		[490]	4,622. [680]	4,622 [920]
15. Other Assets:				
A. Dividends and interest receivable		[500]	[690]	
B. Free shipments		[510]	[700]	
C. Loans and advances		[520]	[710]	
D. Miscellaneous		[530]	3,467. [720]	3,467. [930]
16. TOTAL ASSETS		$ 73,249. [540]	$ 8,089. [740]	$ 81,338. [940]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Peter J. Marcus as of 12/31/01

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	[1250]	[1470]
18. Securities sold under repurchase agreements		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		21 [1510]
2. Other	16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts - including free credits of $ [950]	[1120]		22 [1580]
B. Commodities accounts	17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value - including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		[1640]
C. Income taxes payable	[1180]		23 [1650]
D. Deferred income taxes		20 [1370]	[1660]
E. Accrued expenses and other liabilities	[1190]		[1670]
F. Other	18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

BASIC FILERS ONLY

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Peter J. Marcus as of 12/31/01

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities *	Non-A.I. Liabilities *	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	[1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements;		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of $ [1010]			
D. Exchange memberships contributed for use of company at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ [1230]	$ [1450]	$ -0- [1760]

Ownership Equity

27. Sole proprietorship	$ 81,338. [1770]
28. Partnership- limited partners $ [1020]	[1780]
29. Corporation	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	[1794]
E. Total	[1795]
F. Less capital stock in treasury	( ) [1796]
30. TOTAL OWNERSHIP EQUITY	$ 81,338. [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 81,338. [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

BASIC FILERS ONLY

1/76

CONFIDENTIAL

THIS SECTION OF THE ANNUAL REPORT OF PETER J. MARCUS HAS BEEN SEPARATELY BOUND IN ORDER TO MAINTAIN ITS CONFIDENTIALITY. IT IS NOT TO BE MADE AVAILABLE TO THE PUBLIC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Peter J. Marcus as of 12/31/01

COMPUTATION OF NET CAPITAL

Item		Code	Amount	Code
1. Total ownership equity (from Statement of Financial Condition – Item 1800)			$ 81,338.	3480
2. Deduct Ownership equity not allowable for net capital			( )	3490
3. Total ownership equity qualified for net capital			81,338.	3500
4. Add				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 81,338.	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Note B and C)	$ 8,089	3540		
1. Additional charges for customers' and non-customers' security accounts		3550		
2. Additional charges for customers' and non-customers' commodity accounts		3560		
B. Aged fail-to-deliver:		3570		
1. Number of items ______ 3450				
C. Aged short security differences-less reserve of $ ______ 3460		3580		
number of items ______ 3470				
D. Secured demand note deficiency		3590		
E. Commodity futures contracts and spot commodities proprietary capital charges		3600		
F. Other deductions and/or charges		3610		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		3615		
H. Total deductions and/or charges			(8,089.)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 73,249.	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments		3660		
B. Subordinated securities borrowings		3670		
C. Trading and Investment securities:				
1. Bankers' acceptances, certificates of deposit and commercial paper		3680		
2. U.S. and Canadian government obligations		3690		
3. State and municipal government obligations		3700		
4. Corporate obligations		3710		
5. Stocks and warrants		3720		
6. Options		3730		
7. Arbitrage		3732		
8. Other securities		3734		
D. Undue concentration		3650		
E. Other (list)		3736	( )	3740
10. Net Capital			$ 73,249.	3750

OMIT PENNIES

CONFIDENTIAL

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Peter J. Marcus as of 12/31/01

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	-0-	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000.	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000.	3760
14. Excess net capital (line 10 less 13)	$	68,249.	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	73,249.	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	-0-	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$	-0-	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				%	—	3850
21. Percentage of Aggregate Indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 11)				%	—	3853

CONFIDENTIAL

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less Item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%	—	3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%	—	3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II—FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

BROKER OR DEALER	For the period (MMDDYY) from	1/1/01	3932	to 12/31/01	3933
Peter J. Marcus	Number of months included in this statement			12	3931

REVENUE

STATEMENT OF INCOME (LOSS)

Item				Amount	Code
1. Commissions:					
a. Commissions on transactions in listed equity securities executed on an exchange				$	3935
b. Commissions on transactions in exchange listed equity securities executed over-the-counter					3937
c. Commissions on listed option transactions					3938
d. All other securities commissions				175,585.	3939
e. Total securities commissions				175,585.	3940
2. Gains or losses on firm securities trading accounts					
a. From market making in over-the-counter equity securities					3941
i. Includes gains or (losses) OTC market making in exchange listed equity securities		3943			
b. From trading in debt securities				148,280.	3944
c. From market making in options on a national securities exchange					3945
d. From all other trading					3949
e. Total gains or (losses)				148,280.	3950
3. Gains or losses on firm securities investment accounts					
a. Includes realized gains (losses)		4235			
b. Includes unrealized gains (losses)		4236			
c. Total realized and unrealized gains (losses)					3952
4. Profits or (losses) from underwriting and selling groups					3955
a. Includes underwriting income from corporate equity securities		4237			
5. Margin interest					3960
6. Revenue from sale of investment company shares					3970
7. Fees for account supervision, investment advisory and administrative services					3975
8. Revenue from research services					3980
9. Commodities revenue					3990
10. Other revenue related to securities business					3985
11. Other revenue Incl. Interest				1,622.	3995
12. Total revenue				$ 325,487.	4030
EXPENSES					
13. Registered representatives' compensation				$	4110
14. Clerical and administrative employees' expenses					4040
15. Salaries and other employment costs for general partners, and voting stockholder officers					4120
a. Includes interest credited to General and Limited Partners capital accounts		4130			
16. Floor brokerage paid to certain brokers (see definition)					4055
17. Commissions and clearance paid to all other brokers (see definition)					4145
18. Clearance paid to non-brokers (see definition)					4135
19. Communications					4060
20. Occupancy and equipment costs					4080
21. Promotional costs					4150
22. Interest expense					4075
a. Includes interest on accounts subject to subordination agreements		4070			
23. Losses in error account and bad debts					4170
24. Data processing costs (including service bureau service charges)					4186
25. Non-recurring charges					4190
26. Regulatory fees and expenses				1,266.	4195
27. Other expenses Incl. Drawing				518,743.	4100
28. Total expenses				$ 520,009.	4200
NET INCOME					
29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28)				$ (194,522)	4210
30. Provision for Federal income taxes (for parent only)					4220
31. Equity in earnings (losses) of unconsolidated subsidiaries not included above					4222
a. After Federal income taxes of		4238			
32. Extraordinary gains (losses)					4224
a. After Federal income taxes of		4239			
33. Cumulative effect of changes in accounting principles					4225
34. Net income (loss) after Federal income taxes and extraordinary items				$ (194,522)	4230
MONTHLY INCOME					
35. Income (current month only) before provision for Federal income taxes and extraordinary items				$	4211

CONFIDENTIAL

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Peter J. Marcus as of 12/31/01

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES

Item		Code		Code
1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$	4340		
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3. Monies payable against customers' securities loaned (see Note C)		4360		
4. Customers' securities failed to receive (see Note D)		4370		
5. Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7. **Market value of short security count differences over 30 calendar days old		4400		
8. **Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10. Other (List)		4425		
11. TOTAL CREDITS			$	4430

CONFIDENTIAL

DEBIT BALANCES

Item		Code		Code
12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14. Failed to deliver of customers' securities not older than 30 calendar days		4460		
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)		4465		
16. Other (List)		4469		
17. **Aggregate debit items			$	4470
18. **less 3% (for alternative method only — see Rule 15c3-1 (f) (5) (i))			( )	4471
19. **TOTAL 15c3-3 DEBITS			$	4472

RESERVE COMPUTATION

Item		Code
20. Excess of total debits over total credits (line 19 less line 11)	$	4480
21. Excess of total credits over total debits (line 11 less line 19)		4490
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		4500
23. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		4510
24. Amount of deposit (or withdrawal) including $ ____ 4515 value of qualified securities		4520
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ ____ 4525 value of qualified securities	$	4530
26. Date of deposit (MMDDYY)		4540

OMIT PENNIES

FREQUENCY OF COMPUTATION

27. Daily ____ 4332 Weekly ____ 4333 Monthly ____ 4334

**In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Peter J. Marcus as of 12/31/01

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm INVESTEC ERNST + COMPANY SEC#8-0308 PRODUCT CODE A [4335]	✓	4570
D. (k) (3)—Exempted by order of the Commission		4580

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	$	4586
A. Number of Items		4587
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D	$	4588
A. Number of Items		4589

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ______ [4584] No ______ [4585]

CONFIDENTIAL

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Peter J. Marcus as of 12/31/01

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	$ 4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

CONFIDENTIAL

TOTAL $ -0- 4699*

OMIT PENNIES

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Capital Withdrawals
PART II

BROKER OR DEALER Peter J. Marcus — For the period (MMDDYY) from 1/1/01 to 12/31/01

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

Item		Amount	Code
1. Equity Capital			
A. Partnership Capital:			
1. General Partners		$	4700
2. Limited			4710
3. Undistributed Profits			4720
4. Other (describe below)			4730
5. Sole Proprietorship			4735
B. Corporation Capital:			
1. Common Stock			4740
2. Preferred Stock			4750
3. Retained Earnings (Dividends and Other)			4760
4. Other (describe below)			4770
2. Subordinated Liabilities			
A. Secured Demand Notes			4780
B. Cash Subordinations			4790
C. Debentures			4800
D. Other (describe below)			4810
3. Other Anticipated Withdrawals			
A. Bonuses			4820
B. Voluntary Contributions to Pension or Profit Sharing Plans			4860
C. Other (describe below)			4870
Total	$ —		4880

4. Description of Other

CONFIDENTIAL

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

Item		Code	Amount	Code
1. Balance, beginning of period			$ 87,860.	4240
A. Net income (loss)			(194,522.)	4250
B. Additions (Includes non-conforming capital of	$	4262)	188,000.	4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From Item 1800)			$ 81,338.	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Item	Amount	Code
3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases	( )	4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

3/78

PETER J. MARCUS
A PROPRIETORSHIP
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(194,522)
Depreciation		2,187
Net Cash Used by Operating Activities		(192,335)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of Equipment		(5,188)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions		188,000
Net Decrease in Cash		(9,523)
Cash - Beginning of Year		57,772
Cash - End of Year	$	48,249

CONFIDENTIAL



EISMAN, ZUCKER, KLEIN & RUTTENBERG, LLP
CERTIFIED PUBLIC ACCOUNTANTS
120 BLOOMINGDALE ROAD - SUITE 402
WHITE PLAINS, NEW YORK 10605
TEL: 914 428 7733 FAX: 914 428 7903

Mr. Peter J. Marcus
107 John Street
Southport, CT 06490

Dear Mr. Marcus:

No material inadequacies were found to exist between our audit of your books and records as of December 31, 2001, and our last audit of your books and records as of December 31, 2000.

Eisman, Zucker, Klein & Ruttenberg, LLP

Eisman, Zucker, Klein & Ruttenberg, LLP

February 21, 2002

CONFIDENTIAL